Exhibit 99.1

TRX Gold Corporation

Interim Condensed Consolidated

Financial Statements

(Unaudited)

For the three and six months ended

February 28, 2025 and February 29, 2024

TRX Gold Corporation

Interim Condensed Consolidated Statements of Financial Position

(Unaudited)

(Expressed in Thousands of US Dollars)

	Note	February 28, 2025	August 31, 2024
Assets
Current assets
Cash		$6,998	$8,331
Amounts receivable	4	2,483	1,958
Prepayments and other assets	5	527	1,246
Inventories	6	9,054	6,249
Total current assets		19,062	17,784
Other long-term assets	4	3,384	3,259
Mineral property, plant and equipment	7	84,297	77,817
Total assets		$106,743	$98,860
Liabilities
Current liabilities
Amounts payable and accrued liabilities		$18,595	$15,545
Income tax payable	8	587	1,411
Current portion of deferred revenue	9	2,917	1,653
Current portion of lease liabilities	10	1,068	401
Current portion of borrowings	11	996	—
Derivative financial instrument liabilities	12	615	2,273
Total current liabilities		24,778	21,283
Lease liabilities	10	2,061	942
Deferred income tax liability	8	11,213	9,505
Provision for reclamation		1,162	1,091
Total liabilities		39,214	32,821
Equity
Share capital		166,747	165,945
Share-based payments reserve	14	9,643	9,151
Warrants reserve	15	1,700	1,700
Accumulated deficit		(123,433)	(121,893)
Equity attributable to shareholders		54,657	54,903
Non-controlling interest	16	12,872	11,136
Total equity		67,529	66,039
Total equity and liabilities		$106,743	$98,860

The accompanying notes are an integral part of these interim condensed consolidated financial statements.

2

TRX Gold Corporation

Interim Condensed Consolidated Statements of (Loss) Income and Comprehensive (Loss) Income

(Unaudited)

(Expressed in Thousands of US Dollars, except per share amounts)

		Three months ended February 28,	Three months ended February 29,	Six months ended February 28,	Six months ended February 29,
	Note	2025	2024	2025	2024

Revenue	20	$9,107	$7,984	$21,635	$17,388

Cost of sales
Production costs		(5,790)	(3,681)	(11,636)	(8,189)
Royalty		(593)	(603)	(1,535)	(1,298)
Depreciation		(580)	(428)	(1,486)	(912)
Total cost of sales		(6,963)	(4,712)	(14,657)	(10,399)
Gross profit		2,144	3,272	6,978	6,989
General and administrative expenses	18	(3,386)	(1,767)	(4,811)	(3,978)
Change in fair value of derivative financial instruments	12	839	1,600	1,658	1,799
Foreign exchange (losses) gains		(76)	142	(153)	62
Interest and other expenses		(1,320)	(445)	(1,641)	(918)
(Loss) income before tax		(1,799)	2,802	2,031	3,954
Income tax expense	8	(142)	(881)	(1,835)	(2,072)
Net (loss) income and comprehensive (loss) income		$(1,941)	$1,921	$196	$1,882

Net (loss) income and comprehensive (loss) income attributable to:
Shareholders		$(2,521)	$1,080	$(1,540)	$114
Non-controlling interest		580	841	1,736	1,768
Net (loss) income and comprehensive (loss) income		$(1,941)	$1,921	$196	$1,882

Basic and diluted (loss) earnings per share	13	$(0.01)	$0.00	$(0.01)	$0.00

The accompanying notes are an integral part of these interim condensed consolidated financial statements.

3

TRX Gold Corporation

Interim Condensed Consolidated Statements of Changes in Equity

(Unaudited)

(Expressed in Thousands of US Dollars, except share amounts)

	Share Capital		Reserves
	Number of Shares	Amount	Share-based payments	Warrants	Accumulated deficit	Shareholders' equity	Non-controlling interests	Total equity

Balance at August 31, 2023	277,625,317	$164,816	$8,807	$1,700	$(121,423)	$53,900	$7,156	$61,056
Shares issued for share-based payments (Note 14)	1,610,306	702	(692)	—	—	10	—	10
Share-based compensation expense (Note 14)	—	—	1,340	—	—	1,340	—	1,340
Witholding tax impact on share-based payments	—	—	(367)	—	—	(367)	—	(367)
Net income for the period	—	—	—	—	114	114	1,768	1,882
Balance at February 29, 2024	279,235,623	$165,518	$9,088	$1,700	$(121,309)	$54,997	$8,924	$63,921
Shares issued for share-based payments (Note 14)	955,113	427	(429)	—	—	(2)	—	(2)
Share-based compensation expense (Note 14)	—	—	678	—	—	678	—	678
Witholding tax impact on share-based payments	—	—	(186)	—	—	(186)	—	(186)
Net (loss) income for the period	—	—	—	—	(584)	(584)	2,212	1,628
Balance at August 31, 2024	280,190,736	$165,945	$9,151	$1,700	$(121,893)	$54,903	$11,136	$66,039
Shares issued for share-based payments (Note 14)	1,909,928	802	(802)	—	—	—	—	—
Share-based compensation expense (Note 14)	—	—	1,513	—	—	1,513	—	1,513
Witholding tax impact on share-based payments	—	—	(219)	—	—	(219)	—	(219)
Net (loss) income for the period	—	—	—	—	(1,540)	(1,540)	1,736	196
Balance at February 28, 2025	282,100,664	$166,747	$9,643	$1,700	$(123,433)	$54,657	$12,872	$67,529

The accompanying notes are an integral part of these interim condensed consolidated financial statements.

4

TRX Gold Corporation

Interim Condensed Consolidated Statements of Cash Flows

(Unaudited)

(Expressed in Thousands of US Dollars)

		Six months ended February 28,	Six months ended February 29,
	Note	2025	2024

Operating
Net income		$196	$1,882
Adjustments for items not involving cash:
Non-cash items	22	5,616	2,744
Changes in non-cash working capital:
(Increase) decrease in amounts receivable		(320)	1,783
Increase in inventories		(2,838)	(709)
Decrease in prepaid and other assets		144	355
Increase in amounts payable and accrued liabilities		2,450	445
Decrease in income tax payable		(845)	(333)
Cash provided by operating activities		$4,403	$6,167

Investing
Exploration and evaluation assets and expenditures		$(570)	$(206)
Purchase of mineral property, plant and equipment		(4,923)	(4,848)
Increase in other long-term assets		(125)	(380)
Cash used in investing activities		$(5,618)	$(5,434)

Financing
Financing costs paid		$(378)	$—
Withholding taxes on settlement of share-based payments		(219)	(367)
Lease payments	10	(517)	(36)
Cash used in financing activities		$(1,114)	$(403)

Net (decrease) increase in cash		$(2,329)	$330
Cash and cash equivalents at beginning of the period(1)		8,331	7,629
Cash and cash equivalents at end of the period(1)		$6,002	$7,959
(1)	Cash and cash equivalents are net of bank overdrafts ($1.0 million at February 28, 2025; $nil at August 31, 2024; $nil at February 29, 2024 and $nil at August 31, 2023). See Note 11.

Taxes paid in cash		$994	$700
Interest paid on leases	10	$158	$2

The accompanying notes are an integral part of these interim condensed consolidated financial statements.

5

TRX Gold Corporation

Notes to the Interim Condensed Consolidated Financial Statements

For the three and six months ended February 28, 2025 and February 29, 2024

(Unaudited)

(Expressed in Thousands of US dollars, except for share and per share amounts)

1.	Nature of operations

TRX Gold Corporation (“TRX Gold” or the “Company”) was incorporated in the Province of Alberta on July 5, 1990 under the Business Corporations Act (Alberta). On March 27, 2025, the Company completed its continuance from the jurisdiction of the Province of Alberta into the Province of British Columbia under the Business Corporations Act (British Columbia) (“Continuance”). The Company’s principal business activity is the exploration, development and production of mineral property interests in the United Republic of Tanzania (“Tanzania”).

Subsequent to the Continuance, the Company’s registered office is 550 Burrard Street, Suite 2501, Vancouver, British Columbia, V6C 2B5, Canada. The Company’s principal place of business is 277 Lakeshore Road E, Suite 403, Oakville, Ontario, L6J 6J3, Canada.

The Company’s common shares are listed on the Toronto Stock Exchange in Canada (TSX: TRX) and NYSE American in the United States of America (NYSE American: TRX).

The Company is primarily focused on development and mining operations, exploring, and evaluating its mineral properties. The business of exploring and mining for minerals involves a high degree of risk. The underlying value of the mineral properties is dependent upon the existence and economic recovery of mineral resources and reserves, the ability to raise long-term financing to complete the development of the properties, government policies and regulations, and upon future profitable production or, alternatively, upon the Company’s ability to dispose of its interest on an advantageous basis; all of which are uncertain.

2.	Basis of preparation

a)	Statement of compliance

The Company’s interim condensed consolidated financial statements have been prepared in accordance with International Accounting Standards 34, Interim Financial Reporting, as issued by the International Accounting Standards Board (“IASB”). The interim condensed consolidated financial statements do not include all disclosures required by International Financial Reporting Standards (“IFRS”) for annual financial statements and should be read in conjunction with the Company’s consolidated financial statements for the year ended August 31, 2024.

These interim condensed consolidated financial statements were approved by the Board of Directors of the Company on April 10, 2025.

b)	Basis of presentation and measurement

These interim condensed consolidated financial statements have been prepared on a going concern basis under the historical cost basis, except for certain financial assets and liabilities which are measured at fair value as disclosed in Note 19. All amounts in these interim condensed consolidated financial statements are presented in United States dollars with all amounts rounded to the nearest thousand, except for share and per share data, or as otherwise noted. Reference herein of $ or USD is to United States dollars and C$ or CAD is to Canadian dollars.

3.	Material accounting policies, judgements and estimates

The accounting policies, judgements and estimates applied in these interim condensed consolidated financial statements are consistent with those set out in Notes 3 and 4 of the Company’s annual consolidated financial statements for the year ended August 31, 2024, except as described below:

Cash and cash equivalents

Cash and cash equivalents comprise cash at banks and on hand, and short-term deposits with an original maturity of three months or less, which are readily convertible into known amounts of cash and are subject to an insignificant risk of changes in value. Bank overdrafts which are repayable on demand and form an integral part of an entity's cash management are included as a component of cash and cash equivalents in the statements of cash flows.

TRX Gold Corporation

Notes to the Interim Condensed Consolidated Financial Statements

For the three and six months ended February 28, 2025 and February 29, 2024

(Unaudited)

(Expressed in Thousands of US dollars, except for share and per share amounts)

4.	Amounts receivable

	February 28, 2025	August 31, 2024
Sales tax receivable(1)	$5,431	$5,144
Other	436	73
Other receivable	5,867	5,217
Less: Long-term portion	(3,384)	(3,259)
Total amounts receivable	$2,483	$1,958
(1)	Sales tax receivables consist of harmonized services tax and value added tax (“VAT”) due from Canadian and Tanzanian tax authorities, respectively. Tanzanian tax regulations allow for VAT receivable to be refunded or set-off against other taxes due to the Tanzania Revenue Authority ("TRA"). The Company has historically experienced delays in receiving payment or confirmation of offset against other taxes. The Company is in communication with the TRA and there is an expectation for either cash payments or offsetting of VAT receivable against other taxes in the future. VAT which the Company does not expect to recover within the next 12 months has been classified as long-term assets.

The Company held no collateral for any receivables. During the three and six months ended February 28, 2025, the Company recovered VAT refunds from the TRA of $0.9 million and $1.8 million, respectively (February 29, 2024 – $1.3 million and $2.6 million, respectively).

5.	Prepayments and other assets

	February 28, 2025	August 31, 2024
Prepaid expenses	$391	$539
Deferred financing costs	136	707
Total prepayments and other assets	$527	$1,246

6.	Inventories

	February 28, 2025	August 31, 2024
Ore stockpile	$6,232	$4,533
Gold in circuit	1,123	837
Gold doré	5	55
Total precious metals inventories	7,360	5,425
Supplies	1,694	824
Total inventories	$9,054	$6,249

TRX Gold Corporation

Notes to the Interim Condensed Consolidated Financial Statements

For the three and six months ended February 28, 2025 and February 29, 2024

(Unaudited)

(Expressed in Thousands of US dollars, except for share and per share amounts)

7.	Mineral property, plant and equipment

	Exploration and evaluation expenditures(1)	Mineral properties	Processing plant and related infrastructure	Machinery and equipment(2)	Right-of-use assets	Other(3)	Total
Cost
As at August 31, 2024	$2,281	$48,161	$29,948	$2,041	$1,721	$192	$84,344
Additions	570	1,882	2,305	126	3,079	—	7,962
As at February 28, 2025	2,851	50,043	32,253	2,167	4,800	192	92,306
Accumulated depreciation
As at August 31, 2024	$—	$2,876	$2,465	$1,067	$38	$81	$6,527
Depreciation	—	742	197	147	386	10	1,482
As at February 28, 2025	—	3,618	2,662	1,214	424	91	8,009
Net book value
As at August 31, 2024	$2,281	$45,285	$27,483	$974	$1,683	$111	$77,817
As at February 28, 2025	2,851	46,425	29,591	953	4,376	101	84,297
(1)	Represents exploration and evaluation expenditures related to the Anfield and Stamford Bridge deposits on the Buckreef property.
(2)	Includes automotive and computer equipment and software.
(3)	Includes leasehold improvements.

8.	Income tax

Income tax expense is recognized based on management’s estimate of the weighted average annual income tax rate expected for the full financial year. The maximum amount of tax losses that a business can utilize in Tanzania is 60% (2024 - 70%) of its taxable profit for the current year. The remaining 40% (2024 - 30%) of taxable profit is subject to a statutory tax rate of 30%. As a result, Buckreef Gold Company Limited’s (“Buckreef”) current income tax is calculated at an effective tax rate of 12% (2024 - 9%) until Buckreef’s tax loss carryforwards are fully utilized. Tax losses in Tanzania can only be utilized by the entity to which the tax losses relate to.

The carrying value of Buckreef’s Mineral Property, Plant and Equipment is higher than their tax written down values due to historical mining incentives in Tanzania and accelerated depreciation for tax purposes. The taxable temporary difference between the carrying value of Mineral Property, Plant and Equipment and its tax basis in excess of available tax loss carryforwards resulted in a deferred tax liability.

For the three months ended February 28, 2025, the Company recorded income tax expense of $0.1 million, comprised of current income tax credit of $0.3 million and deferred income tax expense of $0.4 million (February 29, 2024 – $0.9 million income tax expense comprised of current income tax expense of $0.1 million and deferred income tax expense of $0.8 million). For the six months ended February 28, 2025, the Company recorded income tax expense of $1.8 million, comprised of current income tax expense of $0.1 million and deferred income tax expense of $1.7 million (February 29, 2024 – $2.1 million income tax expense comprised of current income tax expense of $0.4 million and deferred income tax expense of $1.7 million).

TRX Gold Corporation

Notes to the Interim Condensed Consolidated Financial Statements

For the three and six months ended February 28, 2025 and February 29, 2024

(Unaudited)

(Expressed in Thousands of US dollars, except for share and per share amounts)

9.	Deferred revenue

On August 11, 2022, the Company entered into a $5 million prepaid Gold Doré Purchase Agreement with OCIM Metals and Mining S.A. (“OCIM Agreement”). The OCIM Agreement required funds to be made available to the Company in two tranches. On May 6, 2024, the Company amended the terms of the OCIM Agreement to allow for additional prepayments and drew $1.0 million in exchange for delivering 40.85 ounces of gold per month, commencing June 2024, for a total of 490.2 ounces of gold over 12 months. On October 30, 2024, the Company drew an additional $0.5 million in exchange for delivering 17 ounces of gold per month, commencing November 2024, for a total of 204 ounces of gold over 12 months.

On January 7, 2025, the Company entered into a Gold Prepayment Facility with Auramet International, Inc. (“Auramet Gold Prepayment Facility”) through which Buckreef may, at its discretion, sell up to an aggregate amount of 1,000 ounces of gold, up to 21 calendar days prior to deliver, on a revolving basis for a one-year term. On January 8, 2025, the Company sold 421.6 gold ounces under the Auramet Gold Prepayment Facility for proceeds of $1.1 million and concurrently purchased 421.6 gold ounces for $1.1 million to settle all outstanding gold ounces remaining under the OCIM Agreement. On January 10, 2025, the OCIM Agreement was terminated.

As at February 28, 2025, the Company had 1,000 gold ounces outstanding under the Auramet Gold Prepayment Facility. Subsequent to February 28, 2025, the Company settled 475 gold ounces on the Auramet Gold Prepayment Facility.

Amount
As at August 31, 2024	$1,653
Drawdown	6,538
Accretion of deferred revenue (Note 22)	196
Revenue recognized	(5,470)
As at February 28, 2025	$2,917

10.	Lease liabilities

Lease liabilities are measured at the discounted value of future lease payments using the lease-specific incremental borrowing rate. Lease payments are apportioned between interest expense and the reduction of the liability. Interest expense is based on the lease-specific incremental borrowing rate at the commencement date of the lease. The incremental borrowing rate differs between each category of asset, location of asset and the duration of the lease. The Company’s lease liabilities are primarily comprised of leases for 14 pieces of equipment for use in Buckreef’s mining operations.

TRX Gold Corporation

Notes to the Interim Condensed Consolidated Financial Statements

For the three and six months ended February 28, 2025 and February 29, 2024

(Unaudited)

(Expressed in Thousands of US dollars, except for share and per share amounts)

The carrying amounts of lease liabilities and movements during the period were:

Amount
As at August 31, 2024	$1,343
Additions	2,147
Accretion of lease liabilities (Note 22)	158
Lease payments	(517)
Foreign exchange	(2)
As at February 28, 2025	$3,129

	February 28, 2025	August 31, 2024
Current portion of lease liabilities	$1,068	$401
Lease liabilities	2,061	942
Balance at end of period	$3,129	$1,343

The following amounts are recognized in the statement of (loss) income and comprehensive (loss) income:

	Three months ended February 28, 2025	Three months ended February 29, 2024	Six months ended February 28, 2025	Six months ended February 29, 2024
Depreciation expense for right-of-use assets (Note 7)	$224	$16	$386	$27
Accretion of lease liabilities (Note 22)	88	1	158	2
Total amount	$312	$17	$544	$29

As at February 28, 2025, the Company had the following lease commitments:

Amount
Not later than one month	$116
Later than one month and not later than three months	233
Later than three months and not later than one year	1,062
Later than one year and not later than five years	2,260
Total undiscounted lease commitments	$3,671

As at February 28, 2025, the carrying value of right-of-use assets amounted to $4.4 million (August 31, 2024 - $1.7 million). Mobile equipment under lease contracts are depreciated over their useful lives as the purchase prices at the end of the lease terms are immaterial.

TRX Gold Corporation

Notes to the Interim Condensed Consolidated Financial Statements

For the three and six months ended February 28, 2025 and February 29, 2024

(Unaudited)

(Expressed in Thousands of US dollars, except for share and per share amounts)

11.	Borrowings

On December 5, 2024, Buckreef entered into a secured debt facility with Stanbic Bank Tanzania Limited (“Stanbic Facility”). The Stanbic Facility consists of a $5.0 million overdraft facility (“Overdraft Facility”) to support working capital requirements and $4.0 million vehicle and asset financing facility (“VAF Facility”) for purchase of machinery, equipment and vehicles for expansion of the processing plant. The Stanbic Facility is secured by all Buckreef assets, including the Special Mining License, in favour of Stanbic up to the facility limits.

The Overdraft Facility bears interest at the United States Federal Funds Target Rate Midpoint plus a margin within a range of 4.10% to 4.13% with a floor rate of 9.5%, payable on a monthly basis. The Overdraft Facility is repayable on demand with a maximum tenor of twelve months.

The VAF Facility bears interest at the three-month Secured Overnight Financing Rate plus a margin within a range of 4.10% to 4.9% with a floor rate of 9.5%, payable on a monthly basis. Principal repayments on the VAF Facility is generally repayable equally over 36 months from the date of drawdown.

As at February 28, 2025, $1.0 million (August 31, 2024 - $nil) was drawn on the Overdraft Facility and $nil (August 31, 2024 - $nil) was drawn on the VAF Facility.

12.	Derivative financial instrument liabilities

	February 28, 2025	August 31, 2024
Derivative warrant liabilities	$615	$2,273
Total derivative financial instrument liabilities	$615	$2,273

a)	Derivative warrant liabilities

Amount
As at August 31, 2024	$2,273
Change in fair value	(1,658)
As at February 28, 2025	$615

Derivative warrant liabilities of $0.6 million will only be settled by issuing equity of the Company. For the three and six months ended February 28, 2025, fair value changes amounted to a gain of $0.8 million and $1.7 million, respectively (February 29, 2024 – gain of $1.6 million and $1.8 million, respectively).

Fair values of derivative warrant liabilities were calculated using the Black-Scholes Option Pricing Model with the following assumptions:

	February 28, 2025	August 31, 2024
Share price	$0.29	$0.39
Risk-free interest rate	3.96% - 4.05%	3.82% - 4.13%
Dividend yield	0%	0%
Expected volatility	42%	47% - 49%
Remaining term (in years)	1.0 – 1.9	1.5 – 2.4

TRX Gold Corporation

Notes to the Interim Condensed Consolidated Financial Statements

For the three and six months ended February 28, 2025 and February 29, 2024

(Unaudited)

(Expressed in Thousands of US dollars, except for share and per share amounts)

The fair value is classified as Level 3 as expected volatilities is determined using adjusted historical volatilities and were therefore not an observable input.

Sensitivity analysis

If expected volatility, the significant unobservable input, had been higher or lower by 10% and all other variables were held constant, net income and net assets for the three and six months ended February 28, 2025, would increase or decrease by:

	February 28, 2025
10% change in expected volatilities	Increase	Decrease
(Loss) income	$(315)	$269

13.	(Loss) earnings per share

	Three months ended February 28, 2025	Three months ended February 29, 2024	Six months ended February 28, 2025	Six months ended February 29, 2024
Net (loss) income attributable to shareholders	$(2,521)	$1,080	$(1,540)	$114
Weighted average number of common shares for basic EPS(1)	293,529,403	288,835,707	292,593,795	288,317,270
Effect of dilutive stock options, warrants, restricted share units (“RSU”) and share awards	—	2,126,123	—	2,478,001
Weighted average number of common shares for diluted EPS(1)	293,529,403	290,961,830	292,593,795	290,795,271
(1)	The weighted average number of common shares for basic and diluted EPS include 12.1 million of vested, but unissued, gross common shares relating to share-based compensation.

For the six months ended February 28, 2025, the weighted average number of common shares for diluted EPS excluded 1.2 million share awards, 17.0 million stock options, 4.7 million RSUs, and 36.2 million warrants that were anti-dilutive for the period (February 29, 2024 – 10.5 million stock options and 36.2 million warrants).

14.	Share-based payments reserve

Share-based compensation expense for the three and six months ended February 28, 2025 totaled $1.3 million and $1.5 million, respectively (February 29, 2024 – $0.5 million and $1.4 million, respectively).

As at February 28, 2025, the Company had 2,697,508 (August 31, 2024 - 5,997,632) share awards available for issuance under the Omnibus Equity Incentive Plan.

TRX Gold Corporation

Notes to the Interim Condensed Consolidated Financial Statements

For the three and six months ended February 28, 2025 and February 29, 2024

(Unaudited)

(Expressed in Thousands of US dollars, except for share and per share amounts)

a)	Stock options

Canadian Dollars denominated stock options

	Number of stock options	Weighted average exercise price per share
Balance – August 31, 2024	4,986,000	CAD $0.41
Options exercised(1)	(562,000)	CAD $0.42
Balance – February 28, 2025	4,424,000	CAD $0.41
(1)	The weighted average share price at the time of the option exercise was C$0.53.

Options to purchase common shares carry exercise prices and terms to maturity as follows:

				Remaining
	Number of options		Expiry	contractual
Exercise price	Outstanding	Exercisable	Date	life (years)
C$0.40	2,259,000	2,259,000	October 11, 2026	1.6
C$0.43	2,065,000	2,065,000	September 29, 2026	1.6
C$0.35	100,000	100,000	January 2, 2027	1.8
C$0.41(1)	4,424,000	4,424,000		1.6	(1)
(1)	Total represents weighted average.

US Dollars denominated stock options

	Number of stock options	Weighted average exercise price per share
Balance – August 31, 2024	10,450,000	$0.49
Forfeited	(465,268)	$0.48
Granted	2,600,000	$0.36
Balance – February 28, 2025	12,584,732	$0.46

TRX Gold Corporation

Notes to the Interim Condensed Consolidated Financial Statements

For the three and six months ended February 28, 2025 and February 29, 2024

(Unaudited)

(Expressed in Thousands of US dollars, except for share and per share amounts)

Options to purchase common shares carry exercise prices and terms to maturity as follows:

				Remaining
	Number of options		Expiry	contractual
Exercise price	Outstanding	Exercisable	Date	life (years)
USD $0.50	5,500,000	3,300,000	August 17, 2027	2.5
USD $0.50	1,628,613	1,628,613	March 5, 2025	0.0
USD $0.45	2,400,000	960,000	August 28, 2028	3.5
USD $0.45	456,119	456,119	March 5, 2025	0.0
USD $0.36	2,600,000	520,000	December 24, 2029	4.8
USD $0.46(1)	12,584,732	6,864,732		2.7	(1)
(1)	Total represents weighted average.

For the three and six months ended February 28, 2025, share-based compensation expense related to stock options totalled $0.2 million and $0.3 million, respectively (February 29, 2024 – $0.1 million and $0.3 million, respectively).

b)	Restricted Share Units

The following table sets out activity with respect to outstanding RSUs:

Number of RSUs
Balance – August 31, 2024	1,498,385
Granted	6,922,103
Forfeited	(640,074)
Exercised	(1,711,364)
Balance – February 28, 2025	6,069,050

For the three and six months ended February 28, 2025, share-based payment expenses related to RSUs totalled $1.0 million and $1.1 million, respectively (February 29, 2024 – $0.2 million and $0.7 million, respectively).

15.	Warrants reserve

	Number of warrants	Weighted average exercise price per share	Weighted average remaining contractual life (years)
Balance – August 31, 2024	36,190,769	$0.62	1.9
Balance – February 28, 2025	36,190,769	$0.62	1.4

TRX Gold Corporation

Notes to the Interim Condensed Consolidated Financial Statements

For the three and six months ended February 28, 2025 and February 29, 2024

(Unaudited)

(Expressed in Thousands of US dollars, except for share and per share amounts)

As at February 28, 2025, the following warrants were outstanding:

	Number of Warrants	Exercise price		Expiry date
Private placement financing warrants - February 11, 2021	16,461,539	$0.80		February 11, 2026
Private placement financing broker warrants - February 11, 2021	1,152,307	$0.80		February 11, 2026
Private placement financing warrants - January 26, 2022	17,948,718	$0.44		January 26, 2027
Private placement financing placement agent warrants - January 26, 2022	628,205	$0.44		January 26, 2027
Balance – February 28, 2025	36,190,769	$0.62	(1)
(1)	Total represents weighted average.

16.	Non-controlling interest

Summarized financial information for Buckreef is disclosed below:

Income Statement	Three months ended February 28, 2025	Three months ended February 29, 2024	Six months ended February 28, 2025	Six months ended February 29, 2024
Revenue	$9,107	$7,984	$21,635	$17,388
Depreciation	580	428	1,486	912
Accretion expense	237	157	425	297
Income tax expense	142	881	1,835	2,072
Comprehensive income for the period	1,289	1,867	3,857	3,928

Statement of Financial Position	February 28, 2025	August 31, 2024
Current assets	$14,836	$11,297
Non-current assets	85,593	78,952
Current liabilities	(21,747)	(16,973)
Non-current liabilities	(14,429)	(11,528)
Advances from parent, net	(28,810)	(30,210)

TRX Gold Corporation

Notes to the Interim Condensed Consolidated Financial Statements

For the three and six months ended February 28, 2025 and February 29, 2024

(Unaudited)

(Expressed in Thousands of US dollars, except for share and per share amounts)

Statement of Cash Flows	Six months ended February 28, 2025	Six months ended February 29, 2024
Cash provided by operating activities	$7,459	$8,719
Cash used in investing activities	(5,773)	(5,430)
Cash used in financing activities	(1,240)	(3,819)

17.	Related party transactions

Related parties include the Board of Directors and officers, extended relatives and enterprises that are controlled by these individuals as well as certain consultants performing similar functions.

Remuneration of Directors and key management personnel of the Company was as follows:

Directors and key management personnel	Three months ended February 28, 2025	Three months ended February 29, 2024	Six months ended February 28, 2025	Six months ended February 29, 2024
Remuneration	$960	$429	$1,326	$864
Share-based compensation expense	1,062	321	1,155	1,014
Total directors and key management personnel	$2,022	$750	$2,481	$1,878

During the three and six months ended February 28, 2025, $0.2 million and $0.3 million for stock options granted to key management personnel was expensed, respectively (February 29, 2024 – $0.1 million and $0.3 million, respectively) and $0.8 million and $0.8 million for RSUs granted to directors and key management personnel was expensed, respectively (February 29, 2024 – $0.1 million and $0.4 million, respectively).

During the three and six months ended February 28, 2025, $0.1 million and $0.1 million related to common share awards granted to key management personnel was expensed, respectively (February 29, 2024 – $nil 0 and $0.2 million, respectively).

TRX Gold Corporation

Notes to the Interim Condensed Consolidated Financial Statements

For the three and six months ended February 28, 2025 and February 29, 2024

(Unaudited)

(Expressed in Thousands of US dollars, except for share and per share amounts)

18.	General and administrative expenses

	Three months ended February 28, 2025	Three months ended February 29, 2024	Six months ended February 28, 2025	Six months ended February 29, 2024
Directors’ fees (Note 17)	$79	$69	$143	$129
Insurance	59	86	120	171
Office and general	68	78	128	145
Shareholder information	214	139	365	297
Professional fees	233	56	402	245
Salaries and benefits (Note 17)	1,202	696	1,679	1,254
Consulting	181	179	396	356
Share-based compensation expense (Notes 14 and 17)	1,273	403	1,429	1,213
Travel and accommodation	60	35	112	113
Depreciation	14	19	29	32
Other	3	7	8	23
Total general and administrative expenses	$3,386	$1,767	$4,811	$3,978

19.	Financial instruments

Fair value of financial instruments

The following table sets out the classification of the Company’s financial instruments as at February 28, 2025 and August 31, 2024:

	February 28, 2025	August 31, 2024
Financial Assets
Measured at amortized cost
Amounts receivable	$2,483	$1,958
Measured at fair value through profit or loss
Cash	6,998	8,331

TRX Gold Corporation

Notes to the Interim Condensed Consolidated Financial Statements

For the three and six months ended February 28, 2025 and February 29, 2024

(Unaudited)

(Expressed in Thousands of US dollars, except for share and per share amounts)

	February 28, 2025	August 31, 2024
Financial Liabilities
Measured at amortized cost
Amounts payables and accrued liabilities	$18,595	$15,545
Borrowings	996	—
Measured at fair value through profit or loss
Derivative financial instrument liabilities	615	2,273

Cash and derivative warrant liabilities are classified as measured at fair value through profit and loss. Amounts receivable, amounts payable, and borrowings are classified as measured at amortized cost. The carrying value of the Company’s amounts receivable, amounts payable, and borrowings approximate their fair value due to the relatively short-term nature of these instruments.

Fair value estimates are made at a specific point in time based on relevant market information and information about financial instruments. These estimates are subject to and involve uncertainties and matters of significant judgment and therefore cannot be determined with precision. Changes in assumptions could significantly affect the estimates.

The Company classifies its financial instruments carried at fair value according to a three-level hierarchy that reflects the significance of the inputs used in making the fair value measurements. The three levels of fair value hierarchy, giving the highest priority to Level 1 inputs and the lowest priority to Level 3 inputs, are as follows:

•	Level 1 – Unadjusted quoted prices in active markets for identical assets or liabilities;
•	Level 2 – Inputs other than quoted prices that are observable for assets and liabilities, either directly or indirectly; and
•	Level 3 – Inputs for assets or liabilities that are not based on observable market data.

As at February 28, 2025 and August 31, 2024, cash was classified as Level 1 and derivative financial instruments (Note 12) were classified as Level 3 under the fair value hierarchy.

20.	Segmented information

Operating segments

The Company’s Chief Operating Decision Maker, its Chief Executive Officer, reviews the operating results, assesses the performance and makes capital allocation decisions of the Company viewed as a single operating segment engaged in mineral exploration and development in Tanzania. All amounts disclosed in the interim condensed consolidated financial statements represent this single reporting segment. The Company’s corporate division only earns interest revenue that is considered incidental to the activities of the Company and does not meet the definition of an operating segment as defined in IFRS 8, Operating Segments.

TRX Gold Corporation

Notes to the Interim Condensed Consolidated Financial Statements

For the three and six months ended February 28, 2025 and February 29, 2024

(Unaudited)

(Expressed in Thousands of US dollars, except for share and per share amounts)

Geographic segments

The Company is in the business of mineral exploration and production in Tanzania. Information regarding the Company’s geographic locations are as follows:

Revenue	Three months ended February 28, 2025	Three months ended February 29, 2024	Six months ended February 28, 2025	Six months ended February 29, 2024
Tanzania	$9,107	$7,984	$21,635	$17,388
Total revenue	$9,107	$7,984	$21,635	$17,388

During the three and six months ended February 28, 2025, the Company generated 85% and 89%, respectively (February 29, 2024 – 94% and 92%, respectively) of its revenue from one (February 29, 2024 – one) customer totalling $7.7 million and $19.3 million, respectively (February 29, 2024 – $7.5 million and $16.0 million, respectively).

Non-current assets	February 28, 2025	August 31, 2024
Canada	$24	$36
Tanzania	87,657	81,040
Total non-current assets	$87,681	$81,076

21.	Commitments and contingencies

Commitments:

In order to maintain its existing mining and exploration licenses, the Company is required to pay annual license fees. As at February 28, 2025 and August 31, 2024, these licenses remained in good standing and the Company is up to date on its license payments.

Contingencies:

The Company is involved in litigation and disputes arising in the normal course of operations. Management is of the opinion that the outcome of any potential litigation will not have a material adverse impact on the Company’s financial position or results of operations. Accordingly, no provisions for the settlement of outstanding litigation and potential claims have been accrued as at February 28, 2025 and August 31, 2024.

TRX Gold Corporation

Notes to the Interim Condensed Consolidated Financial Statements

For the three and six months ended February 28, 2025 and February 29, 2024

(Unaudited)

(Expressed in Thousands of US dollars, except for share and per share amounts)

22.	Non-cash items

	Six months ended February 28, 2025	Six months ended February 29, 2025
Depreciation	$1,515	$944
Change in fair value of derivative financial instruments (Note 12)	(1,658)	(1,799)
Share-based compensation expense (Note 14)	1,513	1,350
Accretion of provision for reclamation	71	54
Deferred income tax expense (Note 8)	1,708	1,704
Accretion of lease liabilities (Note 10)	158	2
Deferred revenue (Note 9)	1,068	84
Accretion of deferred revenue (Note 9)	196	241
Foreign exchange losses	72	164
Financing costs expensed (Note 5)	953	—
VAT impaired	20	—
Total non-cash items	$5,616	$2,744

For the three and six months ended February 28, 2025, an increase in amounts payable and accrued liabilities related to purchase of mineral property, plant and equipment was $0.2 million and $0.3 million (February 29, 2024 – increase of $1.3 million and $0.7 million, respectively).